Exhibit 99.2

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATIONS

This discussion and analysis of financial condition and plan of operations is prepared as at April 17, 2007 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the years ended December 31, 2006 and 2005 which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from U.S. GAAP are described in Note 12 to the audited consolidated financial statements. These statements along with additional information relating to Minera Andes are available on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov. Financial condition and results of operations are not necessarily indicative of what may be expected in future periods.

All amounts in this discussion are in U.S. Dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed below in “Risk Factors Related to Our Business.”

Overview and Company History

Minera Andes was incorporated in Alberta in July 1994 and went public in November 1995 through an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation. We are a reporting issuer in Alberta, British Columbia, Saskatchewan, Ontario and Nova Scotia and trade our common shares on the Toronto Stock Exchange (“TSX”) under the symbol MAI (prior to February 7, 2007 we traded on the TSX Venture Exchange). We are also a Form 40-F filer in the U.S. and trade on the NASD OTC Bulletin Board under the symbol MNEAF.

Our business grew out of a program begun by N.A. Degerstrom, Inc. (“Degerstrom”), a contract mining company based in Spokane, Washington, to identify properties in Argentina that possessed promising mineral potential. Based on the study of available remote sensing satellite data and experience gained from drilling work performed by Degerstrom, beginning in 1991 Degerstrom identified a number of areas which it believed had exploration potential and began the process of filing applications for exploration concessions with the provincial governments in Argentina and negotiating option agreements with private landowners. Degerstrom conveyed these property interests to Minera Andes in 1995.

In July 2003, we announced that Hochschild Mining plc (“Hochschild”) (formerly Mauricio Hochschild & Cia. Ltda. S.A.) had acquired 51% of the shares of the project company, Minera Santa Cruz S.A. (“MSC”), upon satisfaction of the vesting requirements of the Option and Joint Venture Agreement for the development of the San José gold/silver project in southern Argentina. The agreement required Hochschild to expend US$3 million on the further exploration and development of the San José project, owned by MSC, in order to vest. Minera Andes holds a 49% interest in MSC through our subsidiary, Minera Andes S.A. (“MASA”).

Through 2003, Degerstrom provided management services to us and acted as operator of our properties and projects pursuant to an operating agreement entered into in March 1995 (“Operating Agreement”). Under the Operating Agreement, Degerstrom operated and managed the exploration program on all properties and provided related offsite administrative assistance as required. On December 2, 2003, we cancelled our Operating Agreement with Degerstrom, effective December 31, 2003.

Our current properties and projects consist of mineral rights and applications for mineral rights covering approximately 410,000 acres (166,130 hectares) in three Argentine provinces. The lands comprise option-to-purchase contracts, exploration, and mining agreements and direct interests through our filings for exploration concessions. At December 31, 2006, we were in the exploration stage, had interests in properties in three provinces in the Republic of Argentina, and were expecting production to begin in the second quarter of 2007 at the San José project in Santa Cruz province, southern Argentina.

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Highlights for 2006

Significant achievements during the year include:

•

The San José mine entered into the final construction stages and is scheduled to start up in the second quarter of 2007. During construction approximately 700 people are working at the site and when construction is complete the mine will be staffed by approximately 450 personnel.

•	A 21,241-meter drilling program was completed at the San José project which increased silver and gold reserves by approximately 71% from the reserves announced in October 2005.

•

We reported the discovery of significant high-grade copper at the Los Azules property in Argentina. An eleven hole drill program returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes.

•

MSC arranged an in-house financing facility for up to $55 million from a Hochschild subsidiary to complete construction of the San José mine. The loan will be repaid only from MSC cash flow eliminating the need for typical bank required hedging of the gold and silver production. Also the loan is unsecured except for a security interest over Minera Andes’ right to payments from MSC and a charge over MSC’s accounts and money deposited therein.

•

Shareholders voted by a margin of 97% to approve a second private placement with Mr. Robert McEwen, founder and past Chairman of Goldcorp Inc. With the closing of the second private placement and other purchases of stock during 2006, Mr. McEwen acquired approximately 30% of the issued and outstanding common shares of Minera Andes and became the largest shareholder of the company.

•

In December 2006, we received conditional listing approval to list our common shares on the TSX and we began trading on the TSX in February 2007. Trading on a senior exchange allows more investors to participate in our shares and is expected to benefit all shareholders.

•	We acquired several new exploration land packages in Argentina, and continued to pursue new growth opportunities.

Trends Affecting our Operations During 2006

Precious metals prices have now trended generally upward for nearly six years. Silver prices have increased from a low of $4.30 in early April 2001 to $12.90 per ounce in December 2006, an average annual increase of 21%. Gold prices have increased from a low of $256 in early April 2001 to $635 per ounce in December 2006, an average annual increase of 17%. The higher precious metals prices increased our ability to equity finance during 2005 and 2006 as well as obtain other forms of financing.

The market for precious metal company equities generally strengthened during 2005 and 2006. Our common share price began the year at Cdn$0.65 and ended the year at Cdn$1.52. The increased interest in investing in gold and gold mining companies during the past four years has made exploration and development capital more readily available. As a result, we successfully raised $12.9 million of new equity funds during 2005 and $21.7 million in 2006, including option and warrant exercises. We used portions of the cash to make joint venture payments, acquire new exploration properties in Argentina, and to fund exploration and development activities at the San José project and other projects in our property portfolio. In 2007 we anticipate using our cash to maintain our interest in the San José project, to fund other exploration activities, and for other general corporate purposes.

Outlook and Strategy

Our principal business and development strategy is locating, acquiring, exploring, and, if warranted, developing mineral properties located in the Republic of Argentina. We carry out our business by acquiring, exploring, and evaluating mineral properties through our ongoing exploration program, and either joint-venturing or developing these properties further, or disposing of them if the properties do not meet our requirements.

Major goals and focus for 2007 and 2008 include the following:

•	Begin production at the San José mine by mid-2007. Forecast production is 60,633 ounces of gold and 3,119,533 ounces of silver per year. Minera Andes’ attributable share of this is 49%.

•	Double production at the San José mine by the end of 2008. Estimated initial production is 750 t/day and the plant and infrastructure are currently being constructed to be upgraded to 1,500 t/day.

•	Increase reserves and resources at the San José project. MSC plans to conduct a drilling program consisting of approximately 145 holes totaling 38,228 meters on 14 targets during 2007.

•

Complete the preliminary economic assessment on the Los Azules project by approximately mid-2008. We continued drilling on the project during the first quarter of 2007 and expect to complete the drilling during the next drill season (approximately mid-December 2007 through mid-March 2008). After the drilling is completed, three to four months time will be needed to assess the data.

•

Develop our other 100%-owned properties that have characteristics similar to the San José project. We plan to spend a minimum of $500,000 during 2007, subject to available finances, on other gold/silver properties in the Santa Cruz province in Argentina.

As more fully disclosed below in “Risk Factors Related to Our Business”, numerous factors could cause our estimates and expectations to be wrong or could lead our management to make changes in our plans. Under any of these circumstances, the estimates described above would likely change materially.

Argentina

Recent Mining and Economic History in Argentina

Argentina is the second largest country in South America, over 2.7 million sq. km in area. In 1983, Argentina returned to a multiparty democracy, which brought to an end nearly a half century of military intervention and political instability. The country then began to stabilize; however, it was not until 1989, with the election of the government under President Carlos Menem, that Argentina’s economy began to improve. Menem initiated economic reforms that included the privatization of many state companies and the implementation of the Convertibility Plan, which fixed the Argentine peso to the U.S. dollar at par, fully backed by reserves of foreign exchange, gold and dollar-denominated bonds of the Central Bank of Argentina. Results of the reforms were positive; Argentina’s gross domestic product grew at up to 8% per annum in the early 1990s and inflation dropped to between 1% and 3% per annum. However, following a recession in 1999 and 2000, a severe political and economic crisis occurred in late 2001. In early 2002 the government chose to devalue the peso, first to $1.00 to Peso$1.40, before allowing the Peso to float in February 2002. The economic reforms associated with the devaluation of the Peso included the conversion of all U.S. dollar denominated contracts into Pesos on a one-to-one basis and all US dollar bank accounts into Pesos. At the beginning of January 2005 the Peso stood at Peso$2.98 to $1.00; at the end of December 2006, the peso stood at Peso$3.062 to $1.00.

In 1993, the Mining Investments Act instituted a new system for mining investment to encourage mineral exploration and foreign investment in Argentina. Key incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration. Repatriation of capital or transfer of profits is unrestricted. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine” value of production, although provinces may opt to waive this royalty.

Argentina’s mineral potential is largely unexplored, particularly in comparison to that of its immediate neighbors and, as a consequence, information pertaining to the country’s resource base is lacking. We initiated gold exploration in Argentina in 1991, in conjunction with Degerstrom. Our exploration efforts initially focused on evaluating prospects generated by 1960’s United Nations development exploration programs and on targets generated by satellite image analysis. We developed techniques of processing and interpreting satellite imagery to assist in identifying promising exploration targets. Currently, we are completing exploration work that includes geophysical surveys, mechanical trenching and reverse-circulation drilling on the most advanced targets in our property portfolio, and conducting grassroots exploration to evaluate our other properties and to generate new targets.

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. Mineral rights in Argentina are separate from surface ownership and are owned by the federal government. Mineral rights are administered by the provinces. The following summarizes some of the Argentinean mining law terminology in order to aid in understanding our land holdings in Argentina.

1.	Cateo: A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the same area. Cateos are measured in 500 ha unit areas. A cateo cannot exceed 20 units (10,000 ha). No person may hold more than 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be dropped. At 700 days, 50% of the area remaining must be dropped. Time extensions may be granted to allow for bad weather, difficult access, etc. Cateos are identified by a file number or “expediente” number. Cateos are awarded by the following process:

a.	Application for a cateo covering a designated area. The application describes a minimum work program for exploration;

b.	Approval by the province and formal placement on the official map or graphic register;

c.	Publication in the provincial official bulletin;

d.	A period following publication for third parties to oppose the claim;

e.	Awarding of the cateo.

The length of this process varies depending on the province, and commonly takes up to two years. Accordingly, cateo status is divided into those that are in the application process and those that have been awarded. If two companies apply for cateos on the same land, the first to apply has the superior right. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the cateo without its prior consent. While it is theoretically possible for a junior applicant to be awarded a cateo, because applications can be denied, we know of no instances where this has happened.

Applicants for cateos may be allowed to explore on the land pending formal award of the cateo, with the approval of the surface owner of the land. The time period after which the owner of a cateo must reduce the quantity of land held does not begin to run until 30 days after a cateo is formally awarded. Our goal is to determine whether our cateos contain commercial grade ore deposits before portions of the cateos must be relinquished. Our ability to do so is dependent upon adequate financing for exploration activities. It is likely that several of our cateos will be relinquished after preliminary exploration because no promising mineral deposits have been discovered.

Until August 1995, a “canon fee”, or tax, of Peso$400 per unit was payable upon the awarding of a cateo. A recent amendment to the mining act requires that this canon fee be paid upon application for the cateo.

2.	Mina: To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “pertenencias”. Each mina may consist of two or more pertenencias. “Common pertenencias” are six hectares and “disseminated pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration development or mining is in progress. An annual canon fee of Peso$80 per pertenencia is payable to the province.

Minas are obtained by the following process:

a.	Declaration of manifestation of discovery in which a point within a cateo is nominated as a discovery point. The manifestation of discovery is used as a basis for location of pertenencias of the sizes described above. Manifestations of discovery do not have a definite area until pertenencias are proposed. Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the orebody.

b.	Survey (“mensura”) of the mina. Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed before the granting of a mina. The status of a surveyed mina provides the highest degree of mineral land tenure and rights in Argentina.

3.	Estaca Minas: These are six-hectare extensions to existing surveyed minas that were granted under previous versions of the mining code. Estaca minas are equivalent to minas. New Estaca minas were eliminated from the mining code in August 1996.

4.	Provincial Reserve Areas: Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis. Cateos and minas can be forfeited if minimum work requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

Grants of mining rights, including water rights, are subject to the rights of prior users. Further, the mining code contains environmental and safety provisions administered by the provinces. Prior to conducting operations, miners must submit an environmental impact report to the provincial government describing the proposed operation and the methods to be used to prevent undue environmental damage. The environmental impact report must be updated biennially, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Violators of environmental standards may be caused to shut down mining operations.

Mineral Properties and Exploration

Los Azules Project

The Los Azules project was discovered by Minera Andes’ geologists through regional exploration near the Argentina/Chile border in San Juan province, Argentina. In November of 2005, a non-binding letter of intent was signed with Xstrata Copper regarding the Los Azules porphyry copper project. Xstrata Copper and Minera Andes had been working on separate, adjoining properties that straddle a large copper porphyry system now consolidated into one package under the letter of intent. Xstrata Copper is one of the commodity business units within Xstrata plc.

In the letter of intent Minera Andes has the right to earn a 100% interest in Xstrata Copper’s property by spending at least $1.0 million on the property over the next four years, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property. Minera Andes is currently in negotiations with Xstrata Copper to complete a definitive joint venture agreement for the project. There can be no assurance that the parties will reach agreement to form a joint venture over their respective holdings at Los Azules.

The combined Minera Andes-Xstrata Copper property package (approx. 7,500 Ha) encompasses a large, enriched (chalcocite) copper zone at Los Azules. The overall target area is approximately 2,700 meters by 700 meters as currently defined.

In May 2006, we reported the discovery of significant high-grade copper at the Los Azules property. An eleven hole drill program returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes. The new drilling tested mineralization on both Minera Andes’ lands and adjacent Xstrata Copper lands subject to the letter of intent. Significant results are as follows:

Table 1. Significant 2006 Drilling Results at Los Azules

Drill Hole	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)
AZ-06-10 (core)	261.35	174	261.35	87.35	0.83

AZ-06-11 (core)	270.7	158.7	270.7	158.7	0.51

AZ-06-14 (core) Includes:	224.55	136 136	178 158	42 22	1.13 1.40

AZ-06-17 (core) Includes:	183.5	66 66	183.5 124	117.65 58	0.63 0.84

AZ-06-19 (core) Includes: Includes:	299.4	78.25 78.25 134	299.4 116 146	221.15 37.75 12	1.62 2.22 3.94

AZ-06-20 (core) Includes: Includes:	253.3	80 80 98	253.3 98 182	173.3 18 84	1.00 1.69 1.12

The eleven reconnaissance core holes, totaling 3,426 meters, were drilled to depths of between 133 to 316 meters. The primary focus of the drilling was to test the grade and continuity of known leachable (chalcocite) copper mineralization identified in prior drill campaigns (see Table 2). Drilling at Los Azules continues to encounter features typical of many porphyry copper systems. In the discovery zone, strongly leached cap rock extends from the subcrop to as much as 161 meters beneath the surface followed by an enriched zone of secondary copper mineralization (chalcocite) overlying a zone of mixed secondary and primary (chalcopyrite) copper mineralization. The majority of holes shown in Table 1 ended in mineralization. Drill holes AZ-06-12, 13, 15, 16, and 18 returned lower copper values ranging from nil to 0.5% copper.

Table 2. Significant Drilling Results at Los Azules, 1998 to 2004

Drill Hole	TD (m)	Intersection		Interval (m)	Total Copper (%)
		From (m)	To (m)
AZ-04-01 (core) Includes:	195	130 150	195 192	56 36	0.62 0.82

AZ-04-02 (core) Includes: Includes:	330.5	164 164 230	304 190 304	140 26 72	0.38 0.47 0.42

AZ-04-04 (core) Includes: Includes:	300.8	162 162 236	282 202 282	120 40 46	0.54 0.59 0.64

AZ-04-07 (core) Includes:	168.8	96 126	152 152	56 26	0.44 0.58

LA-04-98 (RC)	250	117	250	133	0.47
LA-06-98 (RC) Includes:	250	61 157	250 250	189 93	0.44 0.64

LA-08-98 (RC) Includes:	220	77 103	220 220	143 117	0.55 0.61

LA-03-04 (RC) Includes:	226	94 104	226 114	132 10	0.40 1.12

Drilling continued on the Los Azules property in the first quarter of 2007. A total of 12 holes (4,141 meters) were completed and we are expecting the results by mid-2007. We estimate an additional 22 holes (approximately 8,000 meters of drilling) are needed to complete the preliminary economic assessment. We expect to finish drilling them during the next drilling season which will begin approximately in December 2007 depending on weather.

San José Project

The San José project area is made up of one cateo and 46 manifestations of discovery totaling 40,499 hectares located in the western half of the province of Santa Cruz. The project is held by MSC, the corporation co-owned by Minera Andes (49%) and project operator Hochschild (51%). Hochschild has over forty years experience in the exploration, evaluation and extraction of precious metal epithermal vein deposits in South America. In addition, Hochschild has extensive experience in underground mining and operates three underground epithermal vein mines located in southern Peru that are geologically similar to the San José project.

The San José mine, located within the San José project, is in the final construction stages and scheduled to start up in the second quarter of this year. Approximately nine kilometers of underground workings have been developed at the mine along with the associated infrastructure. Completion of construction of the processing plant is underway, where the final product will be a silver/gold doré. This year mining will begin at the Huevos Verdes and Frea veins. All of the personnel have been hired for the mine and the processing plant personnel are currently being hired. During construction approximately 700 people are working at the site and when construction is complete the mine will be staffed by approximately 450 personnel.

In 2006, a 21,241 meter drilling program increased silver and gold reserves by approximately 71% from the reserves announced in the news release of October 24, 2005. The highlights of the new reserve estimate published by Hochschild and the expected initial mine production are as follows:

•

Proven and probable mineral reserves at December 31, 2006 are: 1,958,430 tonnes (t) with an average grade of 7.2 g/t gold and 450 g/t silver (using a cutoff off grade of $75/t - using a price of $500/oz for gold and $8.50/oz for silver).

•	Gold contained: 453,348 ounces proven and probable reserves

•	Silver contained: 28,334,242 ounces proven and probable reserves

•	Forecast average operating costs of: $200 per ounce of gold equivalent from October 2005 feasibility study

•	Mine life increased from 4.3 years to 6.8 years

The new San José mineral resource and reserve estimates, mine life, and mining rates, disclosed herein are from a report provided by our joint venture partner Hochschild which have been reported according to JORC code and use JORC categories that are recognized under Section 7.1(b) of NI 43-101. Minera Andes will have its independent qualified persons review the disclosure made herein and will have an independent technical report prepared and filed as soon as practicable. Investors should consider this in their investment decisions.

The drilling completed on the San José mine at year end 2006 increased the project mine life by 58% from 4.3 years (as previously announced from the results of the feasibility study in October 2005) to 6.8 years. The new mineral reserves indicate an increase of approximately 71% in contained gold and silver and the mine now contains over 55 million silver equivalent ounces in the proven and probable categories (see reserve tables below). Inclusive of reserves the mineral resources (measured and indicated) on the property now total approximately 58.8 million silver equivalent ounces plus an additional 12.2 million silver equivalent ounces in the inferred category. This increase is primarily due to the addition of the Kospi vein to the reserve/resource category.

The Kospi vein is the first of the four new veins discovered on the property in the last 18 months to be drilled and placed into the reserve category. Sufficient drilling has not yet been done on the other veins to include them in the reserve category.

At December 31, 2006 total unaudited measured and indicated resources at the San José Project were 480,197 ounces of gold and 29.9 million ounces of silver, contained in 1.8 million tonnes grading 8.36 g/t gold and 522 g/t silver. An additional 99,015 ounces of gold and 5.9 million ounces of silver, in 317,824 tonnes, grading 9.69 g/t gold and 576 g/t silver are classified as inferred resources. The cutoff grade used to calculate the resources is $45/t (using a price of $500 for gold and $8.50 for silver).

Mineral Resources – Measured and Indicated*

Area Resources (12/31/06)	Grades		Classified Resource			Contained Ounces
	Au (g/t)	Ag (g/t)	Total Resource (t)	Measured (t)	Indicated (t)	Gold (oz)	Silver (oz)	Silver equivalent (oz)
HUEVOS VERDES	7.47	551	563,266	216,026	347,240	135,277	9,978,292	18,094,912
FREA	10.29	417	609,338	82,448	526,890	201,588	8,169,310	20,264,590
KOSPI	7.25	601	613,975	—	613,975	143,113	11,863,592	20,450,372
Total Project Oct.21, 2005	9.32	494	1,097,000	167,000	930,000	327,153	17,343,200	36,972,380
Total Project Dec.31, 2006	8.36	522	1,786,579	298,473	1,488,106	480,197	29,983,584	58,795,404
Percentage change			+63			+47	+73	+59

*	Note: Contains 100% of the resources exclusive of inferred resources, Minera Andes ownership of the project is 49%. Resources are inclusive of reserves. Silver/gold equivalency 1oz Au = 60 oz Ag.

At December 31, 2006 the unaudited proven and probable mineral reserves, based on an overall cutoff off grade of $75/t (using a price of $500/oz for gold and $8.50/oz for silver), are 1.96 million tonnes at 7.2 g/t gold and 450 g/t silver, containing 453,348 ounces of gold and 28,334,242 ounces of silver. The reserves also take into account marginal blocks of ore located on the periphery of higher grade zones. The cutoff grade for these blocks was $45/t. The marginal cutoff grade was defined by the value of ore, which meets the variable costs, but not the fixed costs. A 15% unplanned dilution and a 5% mining loss are used in the calculation for the October 21, 2005 reserves and a 12% unplanned dilution and 2% mining loss has been used in the December 31, 2006 reserve calculations.

Mineral Reserves - Proven and Probable*

Area Reserves (12/31/06)	Grades		Classified Reserve			Contained Ounces
	Au (g/t)	Ag (g/t)	Total Reserve (t)	Proven (t)	Probable (t)	Gold (oz)	Silver (oz)	Silver Equivalent (oz)
HUEVOS VERDES	6.26	464	604,797	224,016	380,781	121,724	9,022,329	16,325,769
FREA	9.14	367	657,145	76,354	580,791	193,108	7,753,867	19,340,347
KOSPI	6.22	515	696,490	—	696,490	139,282	11,532,227	19,889,147
Total Project Oct.21, 2005	7.7	406	1,160,859	174,241	986,626	288,094	15,229,380	32,515,020
Total Project Dec.31, 2006	7.2	450	1,958,430	300,370	1,658,062	453,348	28,334,242	55,535,122
Percentage change			+69			+57	+86	+71

*	Note: Contains 100% of the reserves, Minera Andes ownership of the project is 49%. Silver/gold equivalency 1oz Au = 60 oz Ag.

The resource and reserve estimates are based on 11 trenches, 382 core holes, 32 reverse circulation holes and 1,975 samples taken from underground workings constructed at Huevos Verdes, Frea, and Kospi. The nominal spacing in both zones is 35 meters along strike (horizontally) and 50 meters vertically and 50 meters by 50 meters at Kospi.

The following summarizes the key assumptions, parameters and methods used in the Resource and Reserve estimates:

•

Gold assays were cut to 120 g/t, 20 g/t, 80 g/t and 100 g/t at Huevos Verdes South, Central, North and Frea, and 30 g/t at Kospi, respectively. Silver assays were cut to 10,000 g/t, 1,000 g/t, 8,000 g/t and 4,000 g/t at Huevos Verdes South, Central, North and Frea, and 3,500 g/t at Kospi, respectively.

•

Density was assigned as an average to the three principal mineralized zones, Huevos Verdes, Frea, and Kospi. The values used for the estimate are 2.595 t/m3 for Huevos Verdes, 2.611 t/m3 for Frea and 2.62 t/m3 for Kospi.

•	The geological model for both Huevos Verdes and Frea zones was developed using a series of northeast oriented sections spaced approximately 10 meters to 50 meters apart.

•	Assays were composited to full vein-width interval.

•	The estimation is done using Ordinary Kriging coupled with oriented search ellipses.

•	Block grades were estimated based on interpretation of geological parameters logged in drill holes.

•	Included in the resource estimate are 1,791 samples taken from the underground workings at 2 meter intervals.

Allen V. Ambrose, Minera Andes’ president, who is an appropriately qualified person as defined by National Instrument 43-101, has reviewed the reports and data used to prepare the tables for mineral resources and reserves shown above.

In March 2007, an aggressive program was approved by the joint venture partners with the goal of adding new reserves and resources, and identifying new veins to increase mine life and facilitate the expansion of production at the San José Mine. Currently, a total of 40 kilometers of vein trend has been identified on the San José property. Extensive drilling has been conducted on only 15% or about 4 km of veins that make up the reserve and resource base for the imminent startup of the San José mine. The proposed program will consist of exploration and the drilling of approximately 145 holes totaling 38,228 meters on 14 targets. The program will cost approximately $4 million and start with drilling the southern and northern extensions of the Frea vein. Currently the Frea vein makes up approximately 50% of the reserves on property and has only been explored for about 0.5 km of strike length. Over half of the drilling program will concentrate on different parts of the Frea vein.

Other Mineral Properties

In addition to the Los Azules and San José properties, we own 100% of other mineral exploration properties, primarily silver and gold properties in the Santa Cruz province, totaling 89,775 hectares (221,835 acres). These properties reveal numerous similarities to the San José property. Other prospects contain structures with sinter-like quartz veining and anomalous arsenic and mercury. We plan to spend a minimum of $500,000, subject to available financing, in exploration on these properties in the coming year.

All our exploration programs are supervised by Brian Gavin, vice president of exploration, who has reviewed the exploration programs and is the qualified person under Canada’s National Instrument 43-101.

Selected Annual Information

	December 31, 2006	December 31, 2005	December 31, 2004
Financial results
Net loss	$10,772,440	$3,634,060	$2,058,905
Basic and diluted loss per common share	.08	.04	.03
Financial position
Total assets	48,986,553	25,452,826	12,109,540
Total long-term liabilities	9,893,330	—	—
Cash flow
Cash used in operating activities	(1,789,156)	(1,441,846)	(904,368)
Cash used in investing activities	(16,929,581)	(12,817,344)	(5,630,440)
Cash provided by financing activities	17,648,799	15,846,929	6,027,286
Increase (decrease) in cash and cash equivalents	(1,069,938)	1,587,739	(507,522)
Cash and cash equivalents, beginning of period	3,314,559	1,726,820	2,234,342
Cash and cash equivalents, end of period	2,244,621	3,314,559	1,726,820

Summary of Quarterly Results

Quarter ended	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05	3/31/05
Net loss	8,149,816	777,110	1,277,664	567,849	2,045,649	452,240	681,976	454,195
Per share	.05	.02	.01	.01	.02	.00	.01	.01
Basic and diluted loss per common share	.05	.02	.01	.01	.02	.00	.01	.01

Results of Operations

2006 compared to 2005

In 2006, our net loss was $10.8 million (8 cents per share) compared with a net loss of $3.6 million (4 cents per share) in 2005. The difference was caused primarily by stock option compensation and write-off of deferred exploration costs being $4.3 million and $1.7 million greater, respectively, in 2006 than in 2005. Our general and administrative costs were $7.0 million in 2006 compared to $2.3 million in 2005. The difference was caused primarily by the difference in stock option compensation between the two years. The following table summarizes other significant changes in operations in 2006 compared to 2005.

Description	2006	2005
Legal, audit and accounting fees(1)	$619,729	$267,225
Consulting fees(2)	1,766,655	595,752
Office overhead and administration fees(3)	382,595	308,037
Wages and benefits(2)	4,064,959	858,969

Notes:

(1)	Legal, audit and accounting fees increased this year due to an increase in audit fees and accounting fees related to Sarbanes-Oxley compliance.
(2)	Consulting fees and wages and benefits increased primarily because $1,167,096 and $3,093,698 more in stock option compensation, respectively, were expensed in 2006 than in 2005.
(3)	Office overhead and administration fees included public and investor relations program expenses, advertising and numerous conferences attended during the year.

In 2007 we will be continuing the prospecting, acquisition, exploration and evaluation of property interests that have been our hallmark since our inception, and we will focus on the Santa Cruz, and San Juan properties. As in the past, if a property or program does not meet our requirements in the future, costs associated with abandonment of the property or program will result in a charge to operations. For this reason, we may incur additional write-offs in future periods, although the amounts of such write-offs are difficult to predict, as they will be determined by the results of future exploration activities.

Having completed an impairment review, we determined to write-off $1,712,633 of mineral properties and deferred exploration costs relating to Santa Cruz Cateos project in 2006 (2005 – nil).

Mineral property and deferred exploration costs in 2006 amounted to $2.8 million compared to $1.6 million in 2005.

The following table summarizes the significant changes in exploration expense for 2006 compared to 2005.

Description	2006	2005
Consulting	$163,333	$149,156
Drilling	850,803	396,110
Equipment rental	240,597	84,303
Geology	504,832	317,653
Legal	125,012	88,985
Property and mineral rights	221,334	41,484
Travel	215,540	106,677

Significant differences between years were due to increased exploration activity in 2006 primarily at the Los Azules property.

2005 compared to 2004

In 2005, our net loss was $3.6 million (4 cents per share) compared with a net loss of $2.1 million (3 cents per share) in 2004. Our general and administrative costs were $2.3 million in 2005 compared to $1.7 million in 2004. The following table summarizes the significant changes in operations in 2005 compared to 2004.

Description	2005	2004
Legal, audit and accounting fees(1)	$267,225	$235,973
Consulting fees(2)	595,752	527,838
Foreign exchange(3)	82,245	(260,549)
Office overhead and administration fees(4)	308,037	526,279
Wages and benefits(5)	858,969	508,943

Notes:

(1)	Audit and accounting fees increased this year due to an overall increase in audit fees.
(2)	Consulting fees increased in 2005 due to our increased public and investor relations program. Stock option compensation relating to consultants, valued at $239,953 and $127,516, was expensed to consulting fees in 2005 and 2004, respectively.
(3)	We realized a loss in foreign exchange in 2005. This is mostly related to the effect of a strengthening U.S. dollar offset by the associated impact on the value of cash equivalents invested in Canadian dollar instruments.
(4)	Office overhead included public and investor relations program expenses, advertising and numerous conferences attended during the year. Office overhead was higher in 2004 due to a substantial mailing.
(5)	Stock option compensation relating to employees and directors, valued at $569,140 and $478,020, was expensed to wages and benefits expense in 2005 and 2004, respectively.

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as at December 31, 2006 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt (1)	$9,800,000	$—	$9,800,000	$—	$—
Operating Lease Obligations (2)	85,830	43,518	27,912	14,400	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$9,885,830	$43,518	$9,827,912	$14,400	$—

(1)	Under terms of the of a project financing facility for the San José mine, a subsidiary of Hochschild will lend 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. The loan will be paid out of cash flow from the mine. See Note 4b in the December 31, 2006 consolidated financial statements for additional details.
(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of December 31, 2006 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

During 2006, MSC signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $7,410,000 however we have no contractual obligation to pay them. The commitments will be paid by MSC out of the project loan facility.

We are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2006, the shareholders of MSC agreed to increase the share capital of MSC by $12,000,000, of which $5,880,000 represented Minera Andes’ 49% portion. Minera Andes paid this amount in March 2007.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 6 in the December 31, 2006 financial statements for additional details.

Outstanding Share Data (as at April 17, 2007):

Class and Series of Security	Number Outstanding		Expiry Date of Convertible Securities	Relevant Terms
Common shares	163,459,506
Stock options	11,205,000 (vested	)	Various (June 27, 2007 to March 21, 2013)	Exercisable for one common share each at Cdn$0.31 to Cdn$1.51
Purchase warrants	9,686,143		Various (May 6, 2007 to March 22, 2010)	Exercisable for one common share each at Cdn$0.50 to Cdn$2.06

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the sale of equity securities and joint venture arrangements. We expect to use similar financing techniques in the future, however we cannot assure you that we will be successful in our financing activities in the future. Our ability to continue in operation is dependent on our ability to secure additional financing, and while we have been successful in doing so in the past we cannot assure you that we will be able to do so in the future. Management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability to continue as a going concern. Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 2006, that would express substantial doubt as to our ability to continue as a going concern.

Our exploration and development activities and funding opportunities, as well as those of our joint venture partner, may be materially affected by precious and base metal price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond our control.

At December 31, 2006, we had cash and cash equivalents of $2.2 million, compared to cash and cash equivalents of $3.3 million as of December 31, 2005. Working capital at December 31, 2006 was a positive $1.6 million compared with a negative $0.6 million at the end of 2005. Net cash used in operating activities during 2006 was $1.8 million compared with $1.4 million in 2005. Investing activities in 2006 used $16.9 million, compared with $12.8 million used in 2005. The increase in investing activity is due to the investment in the San José project.

In 2006, we had private placements which raised proceeds of $3.8 million, net of agents’ commissions, through the issuance of 13,156,689 units at a price of Cdn$0.35 per unit,; gross proceeds of $16.7 million for the exercise of 32,065,957 warrants; gross proceeds of $1.1 million for the exercise of 1,972,632 broker warrants; and $0.4 million for the exercise of 860,000 stock options.

In October 2006, we signed a letter of intent for project financing with an affiliate of Hochschild that included a $20 million bridge loan with MSC, which will be replaced, as soon as reasonably practical, with a permanent financing of $55 million or such higher amount as agreed to by Minera Andes and Hochschild. Under terms of the project financing facility for the San José mine, an affiliate of Hochschild will lend 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. As at December 31, 2006, the $20 million bridge loan had been lent to the project; the 49% portion of this which was lent from Hochschild to Minera Andes and in turn lent from Minera Andes to MSC was $9,800,000. As at April 15, 2007, the $20 million bridge loan plus $34 million in advances on the permanent financing facility, a total of $54 million, had been lent to the project; the 49% portion of this which was lent from Hochschild to Minera Andes and in turn lent from Minera Andes to MSC was $26,460,000. See Note 4b of the December 31, 2006 consolidated financial statements for additional details.

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company. See “Subsequent Events” below for further details.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 6 in the December 31, 2006 consolidated financial statements for additional details.

Through April 15, 2007 and including warrants exercised in the warrant exercise incentive program noted above, we issued 330,000 shares for the exercise of stock options and 6,510,091 common shares for the exercise of purchase warrants for net proceeds of $3,791,241.

In 2005, we received the remaining $3 million of credit on a two-year loan facility of $4 million from Macquarie. All amounts advanced were repaid by December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José/Huevos Verdes gold/silver project in Argentina. We received $1,000,000 of the first tranche in December 2004. For December 31, 2006, interest expense incurred for the year was $152,577 (2005 - $164,495) totaling $320,985 since inception of this loan, which was all capitalized to the investment in MSC.

Also during 2005, we had private placements which raised proceeds of $12.7 million, net of agents’ commissions, through the issuance of 18,180,450 units at a price of Cdn$0.55 per unit, 2,004,685 units at a price of Cdn$0.35 per unit, and 15,414,740 units at a price of Cdn$0.35; gross proceeds of $9,230 for the exercise of 22,500 warrants; gross proceeds of $258,480 for the exercise of 901,175 broker warrants; and $34,055 for the exercise of 253,500 stock options.

Related Party Transactions

During 2006 and 2005, we incurred the following transactions with related parties: geological consulting to a director totaling $nil and $3,266 and legal fees to a firm in which a director and officer was an associate totaling $55,839 and $50,081, respectively. The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Investor Relations

During 2006 we attended various trade shows and gold conferences to increase awareness in our activities in the mining industry. We also advertised our corporate profile on several Web-based sites and in the news media. In addition, we have retained the services of a media consultant to design company presentations and literature.

Audit Committee

In November 2006, Allan J. Marter, previously a senior financial executive with Golden Star Resources Ltd., of Littleton, CO, joined the board of directors and became Chairman of the audit committee. The other audit committee members are Jack Crabb and Gary Craig. As defined in MI 52-110, all of the audit committee members are “independent” and “financially literate.” Mr. Marter also qualifies as a financial expert, as defined by General Instruction B(8) of Form 40-F.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable U.S. and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place in place remained effective.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•

providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, Minera Andes’s Chief Executive Officer and Chief Financial Officer have determined that, as of December 31, 2006, the Company’s internal control over financial reporting is effective and have certified Minera Andes’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Limitations Of Controls And Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations relates to mineralization and deferred development costs. Other accounting policies are disclosed in Note 2 of Notes to Consolidated Financial Statements. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recent Accounting Pronouncements

Recently issued Canadian and United States accounting pronouncements have been outlined below.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments (“FAS 155”)- an Amendment of FASB Statements No. 133 and 140.” Among other things, the FAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. FAS No. 155 is effective for fiscal years beginning after September 15, 2006. The adoption of FAS No. 155 is not expected to have a material effect on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In July 2006, the Canadian Institute Of Chartered Accountants (“CICA”) issued Section 1506, Changes in Accounting Policies and Estimates, and Errors to replace the existing Section 1506, Accounting Changes. This section applies to fiscal years beginning on or after January 1, 2007, and is therefore effective for the Company in fiscal 2008. The Company expects that adoption of Section 1506 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning November 15, 2007. The Company expects that adoption of FAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R (“FAS 158”). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of FAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on the Company’s financial condition and results of operations.

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115 (“FAS 159”). This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact FAS 159 will have on its financial condition and results of operations.

In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financials statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact that adoption of Section 1530 will have on its financial condition or results of operations.

In 2005 the CICA issued Section 3855, Financial Instruments - Recognition and Measurement. This Section established standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

1.	Financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in financial statements;

2.	Fair value is the most relevant measurement for financial instruments and the only relevant measure for derivative financial instruments;

3.	Only items that are assets or liabilities should be reported as such in the financial statements; and

4.	Special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

During 2005, the CICA also issued Section 3861, Financial Instruments - Disclosure and Presentation. This section established standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes that serve, the risks associated with them and management’s policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

Subsequent Events

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the exercise incentive program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table set forth the number of warrants exercised pursuant to the early exercise incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the exercise incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles to holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

Through April 17, 2007 and including warrants exercised in the exercise incentive program noted above, we issued 410,000 shares for the exercise of stock options and 6,510,091 common shares for the exercise of purchase warrants for net proceeds of $3,819,589.

Risk Factors Related to Our Business

You should consider the following discussion of risks in addition to the other information contained in or included by reference in this Management’s Discussion and Analysis. In addition to historical information, the information in this Management’s Discussion and Analysis contains “forward-looking” statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this Management’s Discussion and Analysis. The risks below address material factors that may affect our future operating results and financial performance.

FINANCIAL RISKS

A substantial or prolonged decline in metal prices, particularly gold, silver or copper, would have a material adverse effect on us.

The price of our common shares, our financial results, and our exploration and development have previously been, and would in the future be, significantly adversely affected by a substantial or prolonged decline in metal prices. Metal prices are volatile and are affected by numerous factors beyond our control such as the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major mining countries throughout the world. Any drop in the price of metals could adversely impact our future revenues, profits and cash flows. In particular, sustained low metal prices could:

•

cause suspension of the development of the mine at the San José project if such operations become uneconomic at the then-prevailing gold and silver prices, thus causing a loss in our investment in the project;

•	cause the project financing facility for the San José to become inadequate, unavailable or reduced;

•	cause us to be unable to fulfill our debt payment obligations;

•	halt or delay the development of new projects;

•	reduce funds available for exploration, with the result that depleted reserves are not replaced; and

•	reduce or eliminate the benefit of enhanced growth opportunities anticipated from the development of our Los Azules property.

Furthermore, the need to reassess the feasibility of any of our projects because of declining metal prices could cause substantial delays or might interrupt operations until the reassessment can be completed. Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

We may incur substantial losses in the future that could make financing our operations and business strategy more difficult.

We had a total accumulated deficit of $33.9 million as of December 31, 2006. We had a net loss of $10.8 million for the year ended December 31, 2006 compared to a net loss of $3.6 million for the year ended December 31, 2005. Numerous factors, including declining metal prices, lower than expected ore grades or higher than expected operating costs (including increased commodity prices), and impairment write-offs of mine property and/or exploration property costs, could cause us to be unprofitable in the future. Any future operating losses could make financing our operations and our business strategy, or raising additional capital, difficult or impossible and could materially and adversely affect our operating results and financial condition.

Our obligations could strain our financial position and impede our business strategy.

We had total consolidated debt and liabilities as of December 31, 2006 of $10.8 million, including $9.8 million payable under the project loan and $1 million in accounts payables and accruals. These liabilities could have important consequences, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•

requiring us to dedicate a significant portion of our cash flow from operations, anticipated from the San José project beginning in the second quarter of 2007, to make debt service payments, which would reduce our ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	placing us at a disadvantage when compared to our competitors that have less debt relative to their market capitalization.

Our estimates of mineral reserves could be inaccurate, which could cause production and costs to differ from estimates. Our estimates of non-reserves mineral resources could also be inaccurate.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves and non-reserve measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and non-reserves is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates of mineral reserves and non-reserves may not be accurate, and mineral reserves and non-reserves may not be able to be mined or processed profitably.

Fluctuation in metal prices, results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate could require revision of the estimates. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of our mineral reserves and non-reserves, or of our ability to extract these mineral reserves and non-reserves, could have a material adverse effect on our results of operations and financial condition.

We currently have no cash flow from operations and will remain dependent on other sources of financing until such time, if ever, that we become self-sustaining from cash generated from operations.

We anticipate production to begin at the San José project in 2007 but we currently have no source of operational cash flow. The definitive agreement relating to the San José project financing has not yet been completed. This will determine the amount and timing of free cash flow that is available for distribution. The amount and timing of free cash flow that we receive from the San José project, when it commences, is further affected by the fact that we only own a 49% interest in the project and cash distributions must be approved by the shareholders of MSC, the joint-venture company. When cash distributions are received from MSC, it is uncertain if they will be sufficient by themselves to fund our continuing exploration and development activities.

Lower metal prices have adversely affected our ability to obtain financing in the past, and recurring lower metal prices could have similar effects in the future.

In the future, we may not be able to obtain adequate financing on acceptable terms. If we are unable to obtain additional financing on acceptable terms, we might need to delay or indefinitely postpone further exploration and development of our properties, and as a result, we could lose our interest in, or could be forced to sell, some of our properties.

We currently do not have a hedging program but implementation of a hedging program might be unsuccessful and incur losses.

We do not have a hedging program nor do we have plans to do so. However, if we do implement a hedging program in the future, we may be prevented from fully benefiting from higher spot market metal prices to the extent that production is hedged. Also, even if such hedge program is economically effective, accounting for the derivatives on a mark-to-market basis could show large swings in any period as any unrealized, non-cash losses/gains are recognized through the statement of operations.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian and United States dollars. We typically convert our Canadian dollars to United States funds or our Canadian and United States funds to Argentinean pesos as payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian, United States dollar and Argentinean peso, and these fluctuations could materially affect our financial position and results of operations. A significant portion of our operating costs is in Argentinean pesos. We currently have future obligations that are payable in Canadian dollars, United States dollars and Argentinean pesos. We and our 49%-owned joint-venture company, MSC, obtain construction and other services and materials and supplies from providers in other countries. The costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso, such as the recent cost increase due to the decrease in the value of the United States dollar relative to other currencies. Consequently, operation and development of our properties might be more costly than we anticipate.

Risks inherent in acquisitions that we might undertake could adversely affect our current business and financial condition and our growth.

We plan to continue to pursue the acquisition of producing, development and advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention from our existing business and may be unsuccessful. Our success in our acquisition activities depends on our ability to complete acquisitions on acceptable terms and integrate the acquired operations successfully with those of Minera Andes. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after we have committed to complete a transaction and established the purchase price or exchange ratio, a material ore body may prove to be below expectations or the acquired business or assets may have unknown liabilities which may be significant. We may lose the services of our key employees or the key employees of any business we acquire or have difficulty integrating operations and personnel. The integration of an acquired business or assets may disrupt our ongoing business and our relationships with employees, suppliers and contractors. Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our current business and financial condition and on our ability to grow.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on our financial position and results of operations.

We are subject to interest rate risks.

The interest rates for the project facility loan MSC obtained from Hochschild for up to $55 million for the San José mine and for our loan with Macquarie for $7.5 million fluctuate based on LIBOR. We estimate that a 1% increase in the interest rate on the variable rate debt would result in a $344,500 change in annual interest expense allocable to Minera Andes. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.

OPERATIONAL RISKS

The technology, capital costs and cost of production of mineral reserves and non-reserves at the San José project remain subject to a number of uncertainties, including funding uncertainties.

Based upon the completion of the San José project feasibility study in 2005, the proven and probable mineral reserves were prepared in accordance within 43-101 of the Canadian securities regulators. While the feasibility study indicated that the mineral reserves can be profitably mined and processed at current metal prices, the capital cost to construct a plant, together with related mining equipment and facilities, may significantly increase before the mine is completed due to factors beyond our control. While the processing technology envisioned in the feasibility study has been successfully utilized at other mines, and despite testing, engineering and analysis, the technology may not perform successfully at commercial production levels on the San José ores, in which case our production estimates may not be achieved.

Our activities are subject to a number of risks and hazards including:

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial accidents;

•	labor disputes and shortages;

•	supply and shipping problems and delays;

•	shortage of equipment and contractor availability;

•	difficulty in applying technology such as bio-oxidation processing;

•	unusual or unexpected geological or operating conditions;

•	cave-ins of underground workings;

•	failure of dams;

•	fire;

•	marine and transit damage and/or loss;

•	changes in the regulatory environment; and

•	natural phenomena such as inclement weather conditions, floods and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We could incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

Our mining properties are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.

Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects may have a material adverse effect on our exploration activities, results of operations and competitive position. New or expanded regulations, if adopted, could affect the exploration or development of our projects or otherwise have a material adverse effect on our operations.

Mining operations require mining and other permits from the government. These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or expensive to comply. Such permitting issues could adversely affect projected production commencement dates, production amounts and costs.

Due to an increased level of non-governmental organization activity targeting the mining industry, the potential for the government to delay the issuance of permits or impose new requirements or conditions upon mining operations may be increased. Any changes in government policies may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which we may encounter in the future, cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within various jurisdictions. To the extent that we are subject to any such changes, they may have a material adverse effect on our operations.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

The development and operation of our mining projects involve numerous uncertainties that could affect the feasibility or profitability of such projects.

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of mineral reserves and mineral resources;

•	anticipated metallurgical recovery rates;

•	environmental considerations and permitting;

•	future metal prices; and

•	anticipated capital and operating costs.

Our mine development projects could have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable mineral reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses and might not prove to be accurate.

The management of mine development projects and start up of new operations are complex, and neither we, nor Hochschild, the operators of the San José project, have a history of managing an ongoing operation, the start-up of a new operation and a significant development project in Argentina. Completion of development and the commencement of production may be subject to delays. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and cost of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs and shipping incidents and losses;

•	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

•

government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in metal prices; and

•	accidents, labor actions and force majeure events.

Adverse effects on the operations or further development of a project could also adversely affect our business, financial condition, results of operations and cash flow. Because of these uncertainties, and others identified in these “Risk Factors,” our production estimates at the San José project may not be achieved.

We need to continually discover, develop or acquire additional mineral properties reserves for production and a failure to do so would adversely affect our business and financial position in the future.

Because mines have limited lives based on proven and probable mineral reserves, we will need to continually replace and expand our mineral reserves when the San José project begins production. At an average production rate of 750 tons per day (tpd), we estimate that the San José project has a mine life of 4.3 years given the reserves identified in the feasibility study but our estimates might not be correct and the mine life would be shortened if we expand production. Our ability to maintain or increase our annual production will be dependent in significant part on our ability to identify new reserves, bring new mines into production and to expand or extend the life of existing mines.

Mineral exploration is highly speculative, involves substantial expenditures, and is frequently unsuccessful. Few prospects that are explored end up being ultimately developed into producing mines. To the extent that we continue to be involved in exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our exploration efforts will be successful. The success of exploration is determined in part on the following factors:

•	the identification of potential mineralization based on superficial analysis;

•	availability of prospective land;

•	availability of government-granted exploration and exploitation permits;

•	the quality of our management and our geological and technical expertise; and

•	the capital available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of our existing mineral reserves and the development of mines.

We face competition from other mining companies in connection with the acquisition of properties.

We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

We seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions could be severely constrained. We generally do not conduct surveys of our properties until they have reached the development stage, and therefore, the precise area and location of such properties could be in doubt. Accordingly, our mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we might be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

We depend on the services of key executives.

We are dependent on the services of key executives including our President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of our management team, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations. We do not have key person insurance.

The period of weak metal prices prior to 2002 resulted in depletion of the number of trained and experienced professionals and managers in our industry. Higher metal prices have resulted in an increased demand for these people, and it could therefore be more difficult to attract or retain such experienced professionals and managers without significantly increasing the cost to us.

Our insurance coverage could be insufficient.

Our business is subject to a number of risks and hazards generally, including:

•	adverse environmental conditions;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geological conditions;

•	ground or slope failures;

•	cave-ins;

•	changes in the regulatory environment;

•	marine transit and shipping damage and/or losses;

•	natural phenomena such as inclement weather conditions, floods and earthquakes; and

•	political risks including expropriation and civil war.

Such occurrences could result in:

•	damage to mineral properties or production facilities;

•	personal injury or death;

•	loss of legitimate title to properties;

•	environmental damage to our properties or the properties of others;

•	delays in mining, processing and development;

•	monetary losses; and

•	possible legal liability.

Although we maintain insurance in amounts that we believe to be reasonable, our insurance might not cover all the potential risks associated with our business. We might also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage might not continue to be available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which we cannot insure against or which we might elect not to insure against because of premium costs or other reasons. Losses from these events might cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

GOVERNMENTAL AND REGULATORY RISKS

Minera Andes is a Canadian company that conducts operations through foreign (principally Argentinean) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently, or to repay our debt. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and our valuation and stock price.

We are subject to changes in the regulatory environment where we operate which may increase our costs of compliance.

Our mining development and exploration activities are subject to extensive regulation governing various matters, including:

•	licensing;

•	production;

•	taxes;

•	disposal of process water or waste rock;

•	toxic substances;

•	development and permitting;

•	exports;

•	imports;

•	labor standards;

•	occupational health and safety;

•	mine safety; and

•	environmental protections.

Compliance with these regulations increases the costs of the following:

•	planning;

•	designing;

•	drilling;

•	operating;

•	developing;

•	constructing; and

•	closure and reclamation.

We believe that we are in substantial compliance with current laws and regulations in Argentina and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on us, cause a reduction in levels of production and delay or prevent the development or expansion of our properties.

We are subject to risks relating to exploration, development and operations in foreign countries.

Our assets and operations are affected by various political and economic uncertainties, including:

•	the risks of war, civil unrest, coups or other violent or unexpected changes in government;

•	political instability and violence;

•	expropriation and nationalization;

•	renegotiation or nullification of existing concessions, licenses, permits, and contracts;

•	illegal mining;

•	changes in taxation policies;

•	restrictions on foreign exchange and repatriation; and

•

changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Our activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Our business, mining operations and exploration and development activities are subject to extensive Canadian, United States, Argentinean and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

MARKET RISKS

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed in Canada on the TSX Exchange (prior to February 7, 2007 we traded on the TSX Venture Exchange) under the symbol MAI and in the United States on the NASD OTC Bulletin Board under the symbol MNEAF. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in metal prices or in our financial condition or results of operations as reflected in our quarterly earnings reports. Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

•	the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not follow our securities;

•	the trading volume and general market interest in our securities could affect an investor’s ability to trade significant numbers of common shares; and

•	the size of the public float in our common shares may limit the ability of some institutions to invest in our securities; and

As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Also, we may not be able to sell new common shares at an acceptable price should the need for new equity funding arise.

Investors could have difficulty or be unable to enforce certain civil liabilities against us, certain of our directors and our experts.

Minera Andes is a Canadian corporation. Substantially all of our assets are located outside of Canada and the United States, and our head office is located in the United States. It might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of

Canadian or U.S. securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon our directors and experts. Execution by United States courts of any judgment obtained against us or any of the directors, executive officers or experts in the United States courts would be limited to our assets or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

The existence of outstanding rights to purchase or acquire common shares could impair our ability to raise capital.

As of April 15, 2007 approximately 21 million common shares are issuable on exercise of warrants and options. During the life of the warrants and options, the holders are given an opportunity to profit from a rise in the market price of common shares, with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares. The holders of the warrants and options can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.